SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 19, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc By: /s/ D C Forward Name: D C Forward Title: Assistant Secretary

Date: June 19, 2002

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE

99.1	Circular for 23 July 2002 Extraordinary General Meeting	Filed herewith

99.2	Listing Particulars relating to National Grid Transco	Filed herewith